SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nam Tai Property Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

G63907102
(CUSIP Number)

Oasis Management Company Ltd.

c/o Oasis Management (Hong Kong)

25/F, LHT Tower

31 Queen’s Road Central

Central, Hong Kong

Attention: Phillip Meyer

(852) 2847-7708

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

**
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The Reporting Persons are voluntarily updating their beneficial ownership in this Schedule 13D/A.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G63907102	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,146,285 Common Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,146,285 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,146,285 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.33%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G63907102	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,146,285 Common Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,146,285 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,146,285 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.33%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G63907102	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,146,285 Common Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,146,285 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,146,285 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.33%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G63907102	SCHEDULE 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D, as amended.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:
Funds for the purchase of the Common Shares by Oasis II Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $51,382.338.49 was paid to acquire the 11,146,285 Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:
(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 57,676,364 Common Shares outstanding, as provided by the Issuer to the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares by Oasis II Fund within the past sixty days, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. The other Reporting Persons did not enter into any transactions in the Common Shares within the past sixty days.

CUSIP No. G63907102	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 2023

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: General Counsel

OASIS INVESTMENTS II MASTER FUND LTD.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: Director

/s/ Seth Fischer

SETH FISCHER

CUSIP No. G63907102	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by a Reporting Person within the past sixty days. All transactions were effectuated in the open market through a broker.

OASIS INVESTMENTS II MASTER FUND LTD.

Trade Date	Shared Purchased (Sold)	Price ($)*

11/06/2023	2,300	3.5
11/07/2023	200	3.5
11/24/2023	12,915	3.7196
11/27/2023	8,087	3.74
11/28/2023	2,500	3.74
12/01/2023	352	3.74
12/06/2023	6,515	4.0

*       Excluding commissions, SEC fees, etc. (rounded to nearest cents).